

Mail Stop 3720

November 13, 2007

**VIA U.S. MAIL AND FAX (561) 989-2952**
Mr. Jeffrey Stoops
Chief Executive Officer
SBA Communications Corporation
5900 Broken Sound Parkway NW
Boca Raton, Florida

> RE:    **SBA Communications Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for the Quarter Ended June 30, 2007**
> **File No. 000-30110**

Dear Mr. Stoops:

We have reviewed your supplemental response letter dated September 27, 2007 as well as your filings and have the following comments. As noted in our comment letter dated September 13, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the Quarter Ended June 30, 2007

9. Debt
0.375% Convertible Senior Notes due 2010, page 16

1. We note your response to prior comment 1. Please disclose the terms of the warrants and the circumstances in which they may be exercised. In this regard, we note that on page 11 of your response you referred to the upper strike of the warrants and on page 14, that the Notes and warrants have different maturities.

2. We note your response to prior comment 5. We note your statement that the notes, warrants and bond hedges do not have the same counterparties since the notes were sold to institutional investors, whereas the counterparties to the convertible note hedges and warrants are affiliates of some of the investment banks that acted as underwriters in the note offering. Please provide us with a list of the institutional investors that purchased the notes and the amounts purchased, the investment banks that underwrote the offering,

and the affiliates of the investment banks (identifying which investment bank they were affiliated with) that are the counterparties to the convertible note hedge and warrants.

\* \* \* \*

Please respond to these comments within 10 business days via EDGAR or tell us when you will provide us with a response. You may contact Kathryn T. Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding these comments.

Sincerely,


Larry Spirgel
Assistant Director